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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE TO/A
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(D)(1) or 13(E)(1) of
                      the Securities Exchange Act of 1934
                                Amendment No. 1


                              CHEMFAB CORPORATION
                           (Name of Subject Company)

                             PPLC ACQUISITION CORP.
                                 NORTON COMPANY
                           COMPAGNIE DE SAINT-GOBAIN
                                   (Offerors)

                    Common Stock, Par Value, $0.10 per Share
                         (Title of Class of Securities)


                                   16361L102
                     (Cusip Number of Class of Securities)

                              John R. Mesher, Esq.
                            Saint-Gobain Corporation
                             750 E. Swedesford Road
                             Valley Forge, PA 19482
                           Telephone: (610) 341-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                             Carole Schiffman, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE
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             Transaction Valuation*               Amount of Filing Fee**
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                 $140,196,478                             $28,039
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*    Calculated by (i) multiplying $18.25, the per share tender offer price, by
     7,463,357, the sum of the number of shares of common stock of Chemfab Corporation sought in the Offer, plus (ii) payments to holders of options that are vested and exercisable or will become vested and exercisable upon the change of control with an exercise price less than $18.25 in an amount per option equal to the difference between (a) $18.25 and (b) the applicable exercise price, based on 1,596,085 outstanding options with an average weighted exercise price of $15.75 per share.

**   Calculated as 1/50 of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   $28,039           Filing Party: PPLC Acquisition Corp.
Form or Registration No.: Schedule TO       Date Filed:   August 2, 2000
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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


                                AMENDMENT NO. 1

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 2, 2000 by PPLC Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Norton Company, a Massachusetts corporation and an indirect wholly-owned subsidiary of Saint-Gobain, a French corporation, to purchase all of the outstanding shares of common stock, $0.10 par value per share (the "Shares") of Chemfab Corporation (the "Company") for a price of $18.25 per Share, net to the seller in cash, upon the terms and conditions set forth in the offer to purchase dated August 2, 2000, as amended as set forth below (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

     ITEMS 4, 10, 11 AND 12.

     Items 4, 10, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     Item 4. Terms of the Transaction.

     The fifth paragraph of Section 1 - "Terms of the Offer; Expiration Date" is amended in its entirety to read as follows:

     "Purchaser may elect, in its sole discretion, to provide a subsequent offering period (a "Subsequent Offering Period"), subject to the conditions set forth in Rule 14d-11 of the Exchange Act. A Subsequent Offering Period, if one is provided, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time from three business days to up to twenty business days (but pursuant to the Merger Agreement not to exceed fifteen business days without the Company=s consent) following the expiration of the Offer, in which stockholders may tender (but not withdraw) Shares not tendered during the Offer. Any decision to provide a Subsequent Offering Period will be announced at least 5 business days prior to the expiration date of the initial offering period. Purchaser will announce the approximate number and percentage of the Shares deposited as of the expiration of the Offer and such Shares will be immediately accepted and promptly paid for. If Purchaser decides to provide for a Subsequent Offering Period, and such period is for a period of time which is less than fifteen business days, the Purchaser may extend (and re- extend) such Subsequent Offering Period up to an aggregate of fifteen business days. Each of the Offer Conditions must either be satisfied or waived prior to the commencement of any Subsequent Offering Period.

     The eighth paragraph of Section 1 - "Terms of the Offer; Expiration Date" is amended in its entirety to read as follows:

     "If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials (including by public announcement as set forth above) and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price or the percentage of securities sought or the inclusion of or change to a dealer=s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC=s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders. However, a minimum of ten business days from the date of such change may be required to allow for adequate dissemination and investor response if a change relates to the price to be paid or, subject to certain limitations, a change in the percentage of securities sought or the inclusion of or change to a dealer=s soliciting fee. Therefore, if Purchaser makes a material change to the terms of the Offer, information regarding the material change will be disseminated to stockholders and the Offer will remain open for a minimum of five business days. If, prior to the Expiration Date, Purchaser, with the consent of the Company, decreases the number of Shares being sought or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, Purchaser will extend the Offer until at least the expiration of such tenth business day. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     The last paragraph of Section 15 - "Certain Conditions of the Offer" is amended in its entirety to read as follows:

     "The foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date."

     Item 10. Financial Statements.

     The second and third paragraphs of the subsection entitled "Certain Projected Financial Data of the Company" of Section 7 - "Certain Information Concerning the Company" are amended in their entirety to read as follows:

     "The Company does not, in the ordinary course, publicly disclose projections. The Company=s projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this Offer to Purchase only because they were provided to Parent. The projections do not give effect to the Offer or the potential combined operations of Parent and the Company or any alterations Parent may make to the Company=s operations or strategy after the consummation of the Offer. Neither the Company=s nor Parent=s independent accountants have examined or compiled any of the projections or expressed any conclusion or provided any other form of assurance with respect to these projections. While presented with numerical specificity, these projections are based upon a variety of assumptions relating to the businesses of the Company which may not be realized and are subject to significant risks, uncertainties and contingencies, many of which are beyond the control of the Company. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT ANY OF THE PROJECTIONS WILL BE REALIZED AND THE ACTUAL RESULTS FOR THE FISCAL YEARS ENDING JUNE 30, 2000 TO 2002 MAY VARY MATERIALLY FROM THOSE SHOWN ABOVE. For a more complete discussion of risk factors, please refer to the "Risk Factors" section of the Company 10-K. None of the Company, Parent, Purchaser or Saint-Gobain intends to update, revise or correct such projections if they become inaccurate. CERTAIN MATTERS DISCUSSED HEREIN, INCLUDING, BUT NOT LIMITED TO THE PROJECTIONS, CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. FORWARD-LOOKING STATEMENTS INCLUDE THE INFORMATION SET FORTH ABOVE UNDER "CERTAIN PROJECTED FINANCIAL DATA OF THE COMPANY". All projections and forward-looking statements are expressly qualified in their entirety by the cautionary statements contained in the "Risk Factors" section in the Company 10-K.

     THE INCLUSION OF THE PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS A REPRESENTATION EITHER BY SAINT-GOBAIN, PARENT, PURCHASER OR THE COMPANY OR ANY OTHER PERSON THAT THE PROJECTED RESULTS WILL BE ACHIEVED. THE PROJECTIONS SHOULD BE READ IN CONJUNCTION WITH THE HISTORICAL FINANCIAL INFORMATION OF THE COMPANY INCLUDED ABOVE. ALTHOUGH NONE OF SAINT-GOBAIN, PARENT, PURCHASER OR THE COMPANY HAS ANY INFORMATION THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN BASED ON SUCH PROJECTIONS ARE NOT TRUE, NONE OF SAINT-GOBAIN, PARENT, PURCHASER OR THE COMPANY CAN GUARANTEE THAT SUCH PROJECTIONS ARE COMPLETE OR CORRECT OR THAT THE COMPANY HAS DISCLOSED ALL EVENTS WHICH MAY HAVE OCCURRED OR WHICH MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF THE PROJECTIONS."

     Item 11. Additional Information.

     Section 16 of the Offer to Purchase is amended and supplemented by adding the following paragraph after the third paragraph of "Antitrust B United States":

     "The applicable waiting period under the HSR Act expired at 11:59 p.m. on August 16, 2000."

     Item 12. Exhibits.

     The following is added as an Exhibit to the Schedule TO:

     (d)(4) Press release dated August 17, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 17, 2000

                                             PPLC ACQUISITION CORP.


                                             By: /S/ JOHN R. MESHER
                                                -------------------------------
                                                Name:  JOHN R. MESHER
                                                Title: VICE PRESIDENT


                                             NORTON COMPANY


                                             By: /S/ JOHN R. MESHER
                                                -------------------------------
                                                Name:  JOHN R. MESHER
                                                Title: VICE PRESIDENT


                                             COMPAGNIE DE SAINT-GOBAIN


                                             By: /S/ GIANPAOLO CACCINI
                                                -------------------------------
                                                Name:  GIANPAOLO CACCINI
                                                Title: SENIOR VICE PRESIDENT

                                 EXHIBIT INDEX

Exhibit No.
   (a)(1)      Offer to Purchase dated August 2, 2000.*

   (a)(2)      Letter of Transmittal.*

   (a)(3)      Notice of Guaranteed Delivery.*

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (a)(7)      Summary Advertisement dated August 2, 2000.*

   (d)(1) Agreement and Plan of Merger, dated as of July 25, 2000, among the Company, Parent and Purchaser.*

   (d)(2) Voting Agreement, dated as of July 25, 2000, among Purchaser and the stockholders named therein.*

   (d)(3)      Confidentiality Agreement, dated as of March 14,
               2000, between the Company and Saint-Gobain
               Performance Plastics Corporation.*

   (d)(4)      Press Release dated August 17, 2000


* Previously filed.